SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 AMENDMENT NO. 3

                                    NWH, Inc.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   6385601025
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
                       Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 10, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 2 OF 10
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Investment Management, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     #95-4450882
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         210,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      210,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       210,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN, IA
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 3 OF 10
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SSCO, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4450883
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         210,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      210,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       210,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 4 OF 10
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Mark E. Strome
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         210,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      210,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       210,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 5 OF 10
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     John P. Francis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         210,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      210,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       210,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 6 OF 10
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Fund, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4385662
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         126,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      126,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       126,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 7 OF 10
---------------------------                                 --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Limited

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         84,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      84,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       84,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 8 OF 10
---------------------------                                 --------------------


INTRODUCTION

      This Amendment No. 3 relates to the Schedule 13D filed on behalf of (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership, (ii) Strome Investment Management, L.P., a registered investment adviser and sole investment advisor to SHCF, (iii) SSCO, Inc., as sole general partner of SIM and (iv) Mark
E. Strome, a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO, Inc., (collectively, the "Reporting Persons") with the Securities and Exchange Commission on October 1, 2001, as amended by Amendment No. 1 filed on January 25, 2002 and Amendment No. 2 filed on August 8, 2002 (the "Schedule 13D"). Items 1, 4, 5 and 7 of the
Schedule 13D are amended and supplemented as follows:

ITEM 1.     SECURITY AND ISSUER.

The number of issued and outstanding shares of Common Stock as of September 10, 2002, was 2,957,000 according to the Company's Form 10-Q for the quarterly period ended July 31, 2002.

ITEM 4.     PURPOSE OF TRANSACTION.

On October 16, 2002, the Reporting Persons delivered a letter to the Board of Directors of the Company. A copy of the letter is attached hereto as Exhibit H.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interests in the securities of the Company:

      (i) SHCF beneficially owns 126,000 shares of Common Stock and is the beneficial owner of 4.3% of the Common Stock.

      (ii) SHL beneficially owns 84,000 shares of Common Stock and is the beneficial owner of 2.8% of the Common Stock.

      (iii) SIM, as the sole investment advisor to SHCF, beneficially owns 210,000 shares of Common Stock and is the beneficial owner of 7.1% of the Common Stock.

      (iv) Francis, as the portfolio manager of SIM, beneficially owns 210,000 shares of Stock and is the beneficial owner of 7.1% of the Common Stock.

      (v) SSCO, as the general partner of SIM, beneficially owns 210,000 shares of Stock and is the beneficial owner of 7.1% of the Common Stock.

      (vi) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 210,000 shares of Common Stock and is the beneficial owner of 7.1% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 7.1% of the Common Stock.

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 9 OF 10
---------------------------                                 --------------------


(b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                       SHCF       SHL       SIM     FRANCIS     SSCO    STROME
                       ----       ---       ---     -------     ----    ------

SOLE POWER TO           0          0         0         0          0        0
VOTE/ DIRECT VOTE

SHARED POWER TO      126,000     84,000   210,000   210,000    210,000  210,000
VOTE/ DIRECT VOTE

SOLE POWER TO           0          0         0         0          0        0
DISPOSE/ DIRECT
DISPOSITION

SHARED POWER TO      126,000     84,000   210,000   210,000    210,000  210,000
DISPOSE/ DIRECT
DISPOSITION

(c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

      (1) On September 20, 2002 (i) SHCF sold 6,000 shares of Common Stock on the open market, at a price of $12.25 per share, and (ii) SHL sold 4,000 shares of Common Stock on the open market, at a price of $12.25 per share; and

      (2) On October 10, 2002 (i) SHCF sold 51,600 shares of Common Stock on the open market, at a price of $11.69 per share, and (ii) SHL sold 34,400 shares of Common Stock on the open market, at a price of $11.69 per share.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT H   Letter dated October 16, 2002, from the Reporting Persons to the
            Board of Directors of NWH, Inc.

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 10 OF 11
---------------------------                                 --------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 16, 2002

Strome Investment Management, L.P.
By:  SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
     -------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
     -------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


Mark E. Strome

/s/  Jeffrey S. Lambert
------------------------------------


STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
       By its general partner, SSCO, Inc.

By:  /s/ Jeffrey S. Lambert
     -------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer


Strome Hedgecap Limited

By:  /s/ Jeffrey S. Lambert
     -------------------------------
     Jeffrey S. Lambert
     Director


John P. Francis

/s/  John P. Francis
------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 11 OF 11
---------------------------                                 --------------------


                                                                       EXHIBIT H

                [LETTERHEAD OF STROME INVESTMENT MANAGEMENT, LP]

October 16, 2002



Board of Directors
NWH Inc.
156 West 56th Street
New York, NY 10019

Dear Sirs:

Strome Investment Management and related entities have been the largest shareholders of NWH Inc. (NWH) for an extended period of time. In fact, we first became a shareholder in 1999 - nearly three years ago. While we recently downsized our position for strategic reasons, please do not conclude that we have become the latest NWH shareholder to sell in frustration with management's apparent failure to take steps to generate shareholder value. To the contrary, we are still committed to realizing full value for the remainder of our substantial investment.

For the past three years, we have consistently advocated the most prudent and least risky strategic course available to management: sell ENS and return the firm's capital to its shareholders. We do not and have never supported other shareholders who proposed speculative telecom or media investments to the Company. While NWH was fortunate to sell South Florida Television (SFT) into a speculative telecom bubble at a high price, the days of quick investment exits into hot markets are behind us.

We are concerned to hear continuing reports that management is pursuing new investments in the telecom services industry. Given NWH's loss of former Chairman Michael Specchio, the wireless cable entrepreneur who guided NWH into its successful investments in SFT and ENS, we are concerned that current management may not possess the judgment necessary to adequately assess the severe risks inherent in this chaotic industry. As we have noted in previous correspondence, we believe an investment in this industry is inappropriate for NWH, given (i) the extraordinarily risky nature of this industry and (ii) the limited financial and managerial resources of the Company.

In our opinion, current management's track record for investing has been unimpressive. I would like to point out that NWH investors have suffered through nine years of high-risk venture capital investments with a return on capital that has not compensated for the potential risks assumed. An investment in NWH's IPO to the present has produced a 6% total return (including dividend) over a nine-year period. In comparison, a much less risky, blue chip telecom stock such as BellSouth has generated an over 100% total return (including dividends, per Bloomberg) during the same time period. While NWIR's marketable securities and cash reserves have limited the downside to NWIR's net asset value (NAV) during some of this time, the net return on the overall portfolio of investments owned by NWH is poor. Given this track record, we believe the board should offer shareholders the choice via a self-tender to either tender their shares and have the company's capital returned to them at the firm's full NAV or, alternatively, not tender their shares and leave their investment in the hands of current management. Some shareholders, like us, may not be convinced that management's investment decisions are in their best interest and may chose to deploy their capital elsewhere.

In conclusion, it is unreasonable for the board of directors to indefinitely delay a return on shareholders' investment in order to allow management to consider "betting the farm" again on speculative ventures. Such high-risk investments have generated an inadequate cumulative return for investors during the entire history of the NWH as a public company. Please discharge your fiduciary responsibilities by selling ENS and returning the capital to shareholders.

Sincerely,

/s/ John P. Francis


John P. Francis